UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 19)*

American Midstream Partners, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of class of securities)

02752P 100

(CUSIP number)

Christine Miller

Magnolia Infrastructure Partners, LLC

c/o ArcLight Capital Partners

200 Clarendon Street, 55th Floor

Boston, MA 02117

(617) 531-6338

(Name, address and telephone number of person authorized to receive notices and communications)

August 9, 2017

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or 13d-1(g), check the following box:  ☐

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification Magnolia Infrastructure Partners, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC/OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 13,721,405 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 13,721,405 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 13,721,405 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 21.6% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 7,376,568 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 8,227,824 common units of the Issuer (“Common Units”), which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 3,160,347 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 3,525,051 Common Units, 1,349,609 Common Units held by American Midstream GP, LLC, which is approximately 77% owned by High Point and approximately 23% owned by AMID GP Holdings, LLC, a wholly owned subsidiary of Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”), and 618,921 Common Units held by Magnolia, taking into account the transactions discussed in Item 3.

Note 2: Based on 63,512,662 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 51,759,787 Common Units outstanding as of August 3, 2017, (b) 8,227,824 Common Units issuable upon the conversion of Series A-1 Units outstanding and (c) 3,525,051 Common Units issuable upon the conversion of Series A-2 Units outstanding.

CUSIP No. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification Magnolia Infrastructure Holdings, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC/OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 34,760,843 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 34,760,843 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 34,760,843 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 46.5% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 7,376,568 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 8,227,824 common units of the Issuer (“Common Units”), which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 3,160,347 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 3,525,051 Common Units, 8,792,205 Series C Convertible Preferred Units (“Series C Units”) held directly by Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”), convertible into 8,925,847 Common Units, 2,333,333 Series D Convertible Preferred Units (“Series D Units”) held directly by Magnolia Holdings convertible into 2,360,166 Common Units, 9,753,425 Common Units held directly by Magnolia Holdings 1,349,609 Common Units held by American Midstream GP, LLC, which is approximately 77% owned by High Point and approximately 23% owned by AMID GP Holdings, LLC, a wholly owned subsidiary of Magnolia Holdings, and 618,921 Common Units held by Magnolia, taking into account the transactions discussed in Item 3.

Note 2: Based on 74,798,675 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 51,759,787 Common Units outstanding as of August 3, 2017, (b) 8,227,824 Common Units issuable upon the conversion of Series A-1 Units outstanding, (c) 3,525,051 Common Units issuable upon the conversion of Series A-2 Units outstanding, (d) 8,925,847 Common Units issuable upon the conversion of Series C Units outstanding and (e) 2,360,166 Common Units issuable upon the conversion of Series D Units outstanding.

CUSIP No. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification High Point Infrastructure Partners, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC/OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 9,577,433 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 9,577,433 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 9,577,433 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 15.6% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 7,376,568 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 8,227,824 common units of the Issuer (“Common Units”) and 1,349,609 Common Units held by American Midstream GP, LLC, which is approximately 77% owned by High Point and approximately 23% owned by AMID GP Holdings, LLC, a wholly owned subsidiary of Magnolia Holdings, taking into account the transactions discussed in Item 3.

Note 2: Based on 59,987,611 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 51,759,787 Common Units outstanding as of August 3, 2017 and (b) 8,227,824 Common Units issuable upon the conversion of Series A-1 Units outstanding.

CUSIP No. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification AMID GP Holdings, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC/OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 34,760,843 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 34,760,843 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 34,760,843 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 46.5% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 7,376,568 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 8,227,824 common units of the Issuer (“Common Units”), which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 3,160,347 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 3,525,051 Common Units, 8,792,205 Series C Convertible Preferred Units (“Series C Units”) held directly by Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”), convertible into 8,925,847 Common Units, 2,333,333 Series D Convertible Preferred Units (“Series D Units”) held directly by Magnolia Holdings convertible into 2,360,166 Common Units, 9,753,425 Common Units held directly by Magnolia Holdings 1,349,609 Common Units held by American Midstream GP, LLC, which is approximately 77% owned by High Point and approximately 23% owned by AMID GP Holdings, LLC, a wholly owned subsidiary of Magnolia Holdings, and 618,921 Common Units held by Magnolia, taking into account the transactions discussed in Item 3.

Note 2: Based on 74,798,675 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 51,759,787 Common Units outstanding as of August 3, 2017, (b) 8,227,824 Common Units issuable upon the conversion of Series A-1 Units outstanding, (c) 3,525,051Common Units issuable upon the conversion of Series A-2 Units outstanding, (d) 8,925,847 Common Units issuable upon the conversion of Series C Units outstanding and (e) 2,360,166 Common Units issuable upon the conversion of Series D Units outstanding.

CUSIP No. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification American Midstream GP, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC/OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 1,349,609 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,349,609 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 1,349,609 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 2.6% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 1,349,609 Common Units held by American Midstream GP, LLC, the Issuer’s general partner.

Note 2: Based on 51,759,787 Common Units outstanding as of August 3, 2017.

CUSIP No. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification ArcLight Energy Partners Fund V, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC/OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 37,016,597 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 37,016,597 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 37,016,597 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 49.49% (See Note 2)
14.	Type of reporting person PN

Note 1: Represents 7,376,568 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 8,227,824 common units of the Issuer (“Common Units”), which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 3,160,347 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 3,525,051 Common Units, 8,792,205 Series C Convertible Preferred Units (“Series C Units”) held by Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”), convertible into 8,925,847 Common Units, 2,333,333 Series D Convertible Preferred Units (“Series D Units”) held directly by Magnolia Holdings convertible into 2,360,166 Common Units, 9,753,425 Common Units held by Magnolia Holdings 1,349,609 Common Units held by American Midstream GP, LLC, which is approximately 77% owned by High Point and approximately 23% owned by AMID GP Holdings, LLC, a wholly owned subsidiary of Magnolia Holdings, 618,921 Common Units held by Magnolia and 2,255,754 Common Units held by Busbar II, LLC, taking into account the transactions discussed in Item 3.

Note 2: Based on 74,798,675 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 51,759,787 Common Units outstanding as of August 3, 2017, (b) 8,227,824 Common Units issuable upon the conversion of Series A-1 Units outstanding, (c) 3,525,051 Common Units issuable upon the conversion of Series A-2 Units outstanding, (d) 8,925,847 Common Units issuable upon the conversion of Series C Units outstanding and (e) 2,360,166 Common Units issuable upon the conversion of Series D Units outstanding.

CUSIP No. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification ArcLight PEF GP V, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC/OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 37,016,597 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 37,016,597 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 37,016,597 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 49.49% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 7,376,568 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 8,227,824 common units of the Issuer (“Common Units”), which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 3,160,347 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 3,525,051 Common Units, 8,792,205 Series C Convertible Preferred Units (“Series C Units”) held by Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”), convertible into 8,925,847 Common Units, 2,333,333 Series D Convertible Preferred Units (“Series D Units”) held directly by Magnolia Holdings convertible into 2,360,166 Common Units, 9,753,425 Common Units held by Magnolia Holdings 1,349,609 Common Units held by American Midstream GP, LLC, which is approximately 77% owned by High Point and approximately 23% owned by AMID GP Holdings, LLC, a wholly owned subsidiary of Magnolia Holdings, 618,921 Common Units held by Magnolia and 2,255,754 Common Units held by Busbar II, LLC, taking into account the transactions discussed in Item 3.

Note 2: Based on 74,798,675 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 51,759,787 Common Units outstanding as of August 3, 2017, (b) 8,227,824 Common Units issuable upon the conversion of Series A-1 Units outstanding, (c) 3,525,051 Common Units issuable upon the conversion of Series A-2 Units outstanding, (d) 8,925,847 Common Units issuable upon the conversion of Series C Units outstanding and (e) 2,360,166 Common Units issuable upon the conversion of Series D Units outstanding.

CUSIP No. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification ArcLight Capital Holdings, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC/OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 37,016,597 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 37,016,597 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 37,016,597 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 49.49% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 7,376,568 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 8,227,824 common units of the Issuer (“Common Units”), which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 3,160,347 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 3,525,051 Common Units, 8,792,205 Series C Convertible Preferred Units (“Series C Units”) held by Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”), convertible into 8,925,847 Common Units, 2,333,333 Series D Convertible Preferred Units (“Series D Units”) held directly by Magnolia Holdings convertible into 2,360,166 Common Units, 9,753,425 Common Units held by Magnolia Holdings 1,349,609 Common Units held by American Midstream GP, LLC, which is approximately 77% owned by High Point and approximately 23% owned by AMID GP Holdings, LLC, a wholly owned subsidiary of Magnolia Holdings, 618,921 Common Units held by Magnolia and 2,255,754 Common Units held by Busbar II, LLC, taking into account the transactions discussed in Item 3.

Note 2: Based on 74,798,675 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 51,759,787 Common Units outstanding as of August 3, 2017, (b) 8,227,824 Common Units issuable upon the conversion of Series A-1 Units outstanding, (c) 3,525,051 Common Units issuable upon the conversion of Series A-2 Units outstanding, (d) 8,925,847 Common Units issuable upon the conversion of Series C Units outstanding and (e) 2,360,166 Common Units issuable upon the conversion of Series D Units outstanding.

CUSIP No. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification ArcLight Capital Partners, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC/OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 37,016,597 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 37,016,597 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 37,016,597 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 49.49% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 7,376,568 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 8,227,824 common units of the Issuer (“Common Units”), which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 3,160,347 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 3,525,051 Common Units, 8,792,205 Series C Convertible Preferred Units (“Series C Units”) held by Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”), convertible into 8,925,847 Common Units, 2,333,333 Series D Convertible Preferred Units (“Series D Units”) held directly by Magnolia Holdings convertible into 2,360,166 Common Units, 9,753,425 Common Units held by Magnolia Holdings 1,349,609 Common Units held by American Midstream GP, LLC, which is approximately 77% owned by High Point and approximately 23% owned by AMID GP Holdings, LLC, a wholly owned subsidiary of Magnolia Holdings, 618,921 Common Units held by Magnolia and 2,255,754 Common Units held by Busbar II, LLC, taking into account the transactions discussed in Item 3.

Note 2: Based on 74,798,675 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 51,759,787 Common Units outstanding as of August 3, 2017, (b) 8,227,824 Common Units issuable upon the conversion of Series A-1 Units outstanding, (c) 3,525,051 Common Units issuable upon the conversion of Series A-2 Units outstanding, (d) 8,925,847 Common Units issuable upon the conversion of Series C Units outstanding and (e) 2,360,166 Common Units issuable upon the conversion of Series D Units outstanding.

CUSIP No. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification Daniel R. Revers
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC/OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 37,016,597 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 37,016,597 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 37,016,597 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 49.49% (See Note 2)
14.	Type of reporting person IN

Note 1: Represents 7,376,568 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 8,227,824 common units of the Issuer (“Common Units”), which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 3,160,347 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 3,525,051 Common Units, 8,792,205 Series C Convertible Preferred Units (“Series C Units”) held by Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”), convertible into 8,925,847 Common Units, 2,333,333 Series D Convertible Preferred Units (“Series D Units”) held directly by Magnolia Holdings convertible into 2,360,166 Common Units, 9,753,425 Common Units held by Magnolia Holdings 1,349,609 Common Units held by American Midstream GP, LLC, which is approximately 77% owned by High Point and approximately 23% owned by AMID GP Holdings, LLC, a wholly owned subsidiary of Magnolia Holdings, 618,921 Common Units held by Magnolia and 2,255,754 Common Units held by Busbar II, LLC, taking into account the transactions discussed in Item 3.

Note 2: Based on 74,798,675 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 51,759,787 Common Units outstanding as of August 3, 2017, (b) 8,227,824 Common Units issuable upon the conversion of Series A-1 Units outstanding, (c) 3,525,051 Common Units issuable upon the conversion of Series A-2 Units outstanding, (d) 8,925,847 Common Units issuable upon the conversion of Series C Units outstanding and (e) 2,360,166 Common Units issuable upon the conversion of Series D Units outstanding.

This Amendment No. 19 to Schedule 13D amends and supplements the Statement on Schedule 13D filed on May 3, 2013, as amended by Amendment No. 1 filed on November 14, 2014, Amendment No. 2 filed on February 17, 2015, Amendment No. 3 filed on April 3, 2015, Amendment No. 4 filed on May 15, 2015, Amendment No. 5 filed on August 18, 2015, Amendment No. 6 filed on August 19, 2015, Amendment No. 7 filed on September 17, 2015, Amendment No. 8 filed on November 18, 2015, Amendment No. 9 filed on December 22, 2015, Amendment No. 10 filed on January 6, 2016, Amendment No. 11 filed on January 11, 2016, Amendment No. 12 filed on February 1, 2016, Amendment No. 13 filed on February 24, 2016, Amendment No. 14 filed on April 27, 2016, Amendment No. 15 filed on May 18, 2016, Amendment No. 16 filed on November 3, 2016, Amendment No. 17 filed on December 6, 2016, and Amendment No. 18 filed on March 8, 2017 (as amended, this “Schedule 13D”), filed with respect to the common units representing limited partner interests (“Common Units”) of American Midstream Partners, LP (the “Issuer”). Amendment No. 19 is being filed to report the acquisition of certain securities of the Issuer by the reporting persons and to add AMID GP Holdings, LLC (“AMID GP Holdings”), a wholly owned subsidiary of Magnolia Holdings, as a reporting person.

ITEM 2.	Identity and Background.

Item 2 is hereby supplemented by adding AMID GP Holdings, LLC, a wholly owned subsidiary of Magnolia Holdings, as a reporting person:

(a)    AMID GP Holdings, LLC is a Delaware limited liability company. The officers of AMID GP Holdings are the following individuals (the “Officers”):

•	Daniel R. Revers, President

•	John F. Erhard, Vice President

•	Christine Miller, Secretary

•	Theodore D. Burke, Assistant Secretary

(b)	The principal business address of AMID GP Holdings and each of the aforementioned officers is:

c/o ArcLight Capital Partners, LLC

200 Clarendon Street, 55th Floor

Boston, Massachusetts 02117

(c)	The AMID GP Holdings is a member-managed limited liability company wholly owned by its sole member, Magnolia Holdings, a reporting person, and is controlled by ArcLight Energy Partners Fund V, L.P. (“Fund V”), a reporting person. The business of AMID GP Holdings is to own a minority interest in American Midstream GP, LLC.

(d)	None of AMID GP Holdings or, to the best of any reporting person’s knowledge, any of the Officers has, during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of AMID GP Holdings or, to the best of any reporting person’s knowledge, any of the Officers has, during the last five years been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	AMID GP Holdings is organized under the laws of the State of Delaware. Each Officer is a United States citizen.

AMID GP Holdings became a reporting person under a Contribution Agreement dated August 9, 2017, between Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”) and AMID GP Holdings, LLC, a wholly owned subsidiary of Magnolia, as further reflected in the Fourth Amended and Restated Limited Liability Company Agreement (the “Amended GP Agreement”) entered into on August 10, 2017, by American Midstream GP, LLC, the general partner (the “General Partner”) of the Issuer, American Midstream Partners, LP. The Amended GP Agreement amended and restated the Third Amended and Restated Limited Liability Company Agreement of the General Partner in order to reflect certain internal reorganizations, including, among other things, (i) the transfer of the Class B Membership Interests from AIM Midstream Holdings, LLC to Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”); (ii) the transfer of the Class A Membership Interests and Class B Membership Interests from Magnolia Holdings to its subsidiary AMID GP Holdings; and (iii) the conversion of the Class B Membership Interests into Additional Class A Membership Interests such that the Class B Membership Interests ceased to exist.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented with respect to the acquisition of securities reported hereby as follows:

On May 12, 2017, the Issuer paid quarterly in-kind distributions on (i) the Series A-1 Convertible Preferred Units held by High Point Infrastructure Partners, LLC in the amount of 93,509 Series A-1 Convertible Preferred Units and (ii) the Series A-2 Convertible Preferred Units held by Magnolia Infrastructure Partners, LLC in the amount of 40,062 Series A-2 Convertible Preferred Units in accordance with the terms and conditions of the Fifth Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of April 25, 2016, as amended by Amendment No. 1, effective as of May 1, 2016, Amendment No. 2, dated as of October 31, 2016, Amendment No. 3, effective as of March 8, 2017, Amendment No. 4, dated May 25, 2017 and Amendment No. 5 dated July 14, 2017 and effective as of June 30, 2017 (the “Partnership Agreement”).

On August 14, 2017, the Issuer paid quarterly in-kind distributions on (i) the Series A-1 Convertible Preferred Units held by High Point Infrastructure Partners, LLC in the amount of 95,701 Series A-1 Convertible Preferred Units (ii) the Series A-2 Convertible Preferred Units held by Magnolia Infrastructure Partners, LLC in the amount of 41,001 Series A-2 Convertible Preferred Units in accordance with the terms and conditions of the Partnership Agreement.

The foregoing is a summary only and the terms and conditions of the Partnership Agreement are qualified in their entirety by reference to the Partnership Agreement, which are incorporated by reference into this Schedule 13D as set forth in Item 7 wherever such references and descriptions appear.

ITEM 4.	Purpose of Transaction.

The information set forth or incorporated in Item 3 is incorporated herein by reference.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

(a)-(c) The information contained on the cover pages to this Amendment No. 19 to Schedule 13D and the information set forth and incorporated by reference in Item 3 are incorporated herein by reference.

ITEM 7.	Material to be Filed as Exhibits.

See the Exhibit Index following the signature pages hereto.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2017

AMERICAN MIDSTREAM GP, LLC

/s/ Eric T. Kalamaras
Eric T. Kalamaras
Senior Vice President and Chief Financial Officer

HIGH POINT INFRASTRUCTURE PARTNERS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

AMID GP HOLDINGS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

MAGNOLIA INFRASTRUCTURE PARTNERS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

MAGNOLIA INFRASTRUCTURE HOLDINGS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

ARCLIGHT ENERGY PARTNERS FUND V, L.P.
By:	ArcLight PEF GP V, LLC, its General Partner
By:	ArcLight Capital Holdings, LLC, its Manager
By:	ACHP II, L.P., its Managing Member
By:	ACH GP, LLC, its General Partner

/s/ Daniel R. Revers
Daniel R. Revers, Manager

ARCLIGHT PEF GP V, LLC
By:	ArcLight Capital Holdings, LLC, its Manager
By:	ACHP II, L.P., its Managing Member
By:	ACH GP, LLC, its General Partner

/s/ Daniel R. Revers
Daniel R. Revers, Manager

ARCLIGHT CAPITAL HOLDINGS, LLC
By:	ACHP II, L.P., its Managing Member
By:	ACH GP, LLC, its General Partner

/s/ Daniel R. Revers
Daniel R. Revers, Manager

ARCLIGHT CAPITAL PARTNERS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, Managing Partner

/s/ Daniel R. Revers
Daniel R. Revers

EXHIBIT INDEX

Exhibit Number	Description

1.	Joint Filing Agreement (filed herewith).

2.	Fifth Amended and Restated Agreement of Limited Partnership of American Midstream Partners, LP (the “Issuer”), dated as of April 25, 2016 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on April 29, 2016), as amended by Amendment No. 1, effective as of May 1, 2016 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on June 22, 2016), as amended by Amendment No. 2, effective as of October 31, 2016 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on November 4, 2016), Amendment No. 3, effective as of March 8, 2017 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on March 8, 2017), Amendment No. 4 to the Fifth Amended and Restated Agreement of Limited Partnership of American Midstream Partners, LP, dated May 25, 2017 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on May 31, 2017) and Amendment No. 5 to the Fifth Amended and Restated Agreement of Limited Partnership of American Midstream Partners, LP, dated July 14, 2017 and effective as of June 30, 2017 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on July 14, 2017).

3.	Fourth Amended and Restated Limited Liability Company Agreement of American Midstream GP, LLC, dated August 10, 2017 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on August 15, 2017).